

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Jennifer F. Scanlon
President and Chief Executive Officer
UL Solutions Inc.
333 Pfingsten Road
Northbrook, Illinois 60062

> **Re: UL Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 29, 2024**
> **File No. 333-275468**

Dear Jennifer F. Scanlon:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

Registration Statement on Form S-1

Non-GAAP Financial Measures, page 111

1. We note your presentation of Adjusted EBITDA margin for each segment. Please balance each non-GAAP measure with the most directly comparable GAAP margin in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Cathy A. Birkeland, Esq.